UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding anticipated announcement for the merger of Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. and Sociedad AFP Horizonte Pensiones y Cesantías S.A.

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) in its capacity as shareholder of Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. (“Porvenir”) and Sociedad AFP Horizonte Pensiones y Cesantías S.A. (“Horizonte”), informs that today, Porvenir and Horizonte jointly filed with the Colombian Superintendency of Finance an anticipated announcement for the merger under the abbreviated procedure established by article 56 of the Organic Statue of the Financial System. The above mentioned announcement was made in order to initiate the non-objection procedure for such merger in which Provenir would act as the absorbing entity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel